April 5, 2013

VIA EDGAR AND E-MAIL

Linda Cvrkel

Division of Corporation Finance

United States

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549-3561

Re:	Genuine Parts Company

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 26, 2013

File No. 001-05690

Dear Ms. Cvrkel:

Reference is made to the Staff’s comment set forth in your letter dated March 27, 2013 to Carol B. Yancey of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our response, which follows the Staff’s comment as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

1. Summary of Significant Accounting Policies, page F-9

Customer Sales Returns, page F-9

1.	We note that as a result of misapplication of authoritative US GAAP accounting literature concerning sales returns, you have restated your December 31, 2011 financial statements to correct an understatement of inventory, other assets, and customer deposits. Please explain in further detail your prior accounting for sales returns, including the nature of the error that existed with respect to the company’s method of accounting, and explain why this error in your accounting treatment for sales returns resulted in an understatement of assets and liabilities. Your response should also explain your revised interpretation of the authoritative literature concerning sales returns and should explain how the adjustments made to your prior financial statements resulted in the correction of this error.

Response

The Company generally has full right of return privileges with its automotive parts vendors in the automotive segment. That is, if a customer returns an automotive part to the Company, the Company may return it to the vendor for full credit, thereby resulting in no risk of loss related to the value of the goods other than the lost gross margin on the sale of the goods.

In prior periods, the Company’s estimate of potential sales returns in its automotive segment was limited to an estimate of potential returns of automotive parts sold by only company-owned retail NAPA stores to customers. The estimate did not include potential returns for automotive parts sold at wholesale price to independently owned and operated NAPA stores, as such returns were generally considered exchanges, as opposed to sales returns. There is not a formal right of return offered to the independently owned NAPA stores; however, the Company has had a long established stock classification program, which allows the independent NAPA stores to return goods in exchange for additional purchases of replacement goods. For example, the classification program, which is generally run 4 times per year at each store, may recommend the return of certain parts for a particular make and model of vehicle and that the store purchase, as replacements, automotive parts for a different make and model of vehicle. Since the returns under the classification program were considered returns of automotive parts for replacement automotive parts, these returns were considered exchanges and, therefore, not included in the potential sales returns reserve recorded by the Company.

During 2012, as part the ongoing evaluation of accounting policies and procedures in connection with quarterly close procedures, the Company reevaluated whether the returns of automotive parts in the wholesale channel from independently owned NAPA stores, as part of the stock classification program, qualify as “exchanges” as defined in ASC 605-15-15-2. Based upon an extensive review of the Company’s inventory classification program and customer return policies and practices as well as a review of the guidance, including recent SEC comment letters to certain other distribution companies, the Company concluded that its prior interpretation of the definition of exchanges as applied to automotive parts returned and replaced in the stock classification program does not meet the definition of an exchange in ASC 605-15-15-2. As a result, the Company concluded that the guidance had not been applied correctly, resulting in an error.

Under the Company’s updated interpretation of the guidance, all sales returns from all customers, including independently owned NAPA stores, would result in the receipt of inventory from the customer, as well as amounts due to the customer for the return (customer deposit). Therefore, the correction of this error resulted in an understatement of assets and liabilities.

In calculating the impact of the error, the Company concluded that the effect on the consolidated financial statements was not material to any individual prior period in consideration of the roll over method of evaluating differences. However, the correction of the balance sheet under the iron curtain method of evaluating differences, which must also be considered, resulted in an understatement of assets (inventory) and liabilities (customer deposits) in an amount that was considered material. The Company recorded the cumulative impact of the error determined at December 31, 2012 as an adjustment to the January 1, 2010 balance sheet. If the Company had recorded the corrections in the individual periods presented in the 2012 Form 10-K, the impact on the individual financial statement line items would have been as follows:

	2010	2011	2012
	(In Thousands)
Merchandise inventories, net	$19,500	$23,097	$13,220
Deferred tax asset	1,578	1,870	1,070
Other accrued expenses	(23,547)	(27,892)	(15,964)

Sales	23,547	27,892	15,964
Cost of goods sold	(19,500)	(23,097)	(13,220)
Deferred tax expense	(1,578)	(1,870)	(1,070)

Net income impact	2,469	2,925	1,674

We appreciate the Staff’s comment and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (770) 612-2044 should you have any questions or require additional information.

Sincerely,

Carol B. Yancey

Executive Vice President and

Chief Financial Officer